Exhibit 99.1

Cenovus recognized for leadership role in emissions reporting

CALGARY, Alberta (October 16, 2012) – Cenovus Energy Inc. (TSX, NYSE: CVE) is being recognized for the third consecutive year for its leadership in the reporting of greenhouse gas emissions through inclusion in the 2012 Canada 200 Carbon Disclosure Leadership Index. Cenovus is among the top 20 Canadian companies named by the Carbon Disclosure Project (CDP) for demonstrating exceptional levels of climate change disclosure.

“Improving our environmental performance is integral to our business at Cenovus,” said Judy Fairburn, Cenovus Executive Vice-President, Environment & Strategic Planning. “We’re committed to achieving further reductions in emissions intensity and we’ll continue to share our progress through transparent disclosure. Continued inclusion in the Carbon Disclosure Leadership Index reaffirms that we’re on the right track.”

The CDP, an independent not-for-profit organization, operates the world’s largest storehouse of data on corporate greenhouse gas (GHG) emissions. Companies voluntarily submit information about GHG management strategies, emissions accounting, emissions reductions, corporate governance, and best practices in areas such as energy efficiency and funding for innovation.

“Companies that make the Carbon Disclosure Leadership Index have demonstrated strong internal data management practices for the measurement of greenhouse gas emissions and energy use,” said Paul Simpson, Carbon Disclosure Project Chief Executive Officer. “They are also giving clear consideration to the business issues related to climate change and their exposure to climate-related risks and opportunities. This is vital to realizing greater efficiencies, protecting the business from risk and capitalizing on opportunities.”

The 2012 survey was conducted on behalf of 655 investment companies around the world that manage US$78 trillion in assets. The full list of companies included in the 2012 Canada 200 Carbon Disclosure Leadership Index is available at www.cdproject.net/canada.

In addition to disclosing information about GHG management through the CDP, Cenovus also publishes an annual Corporate Responsibility report that includes information on air, water and land. The full report is available at www.cenovus.com/responsibility.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit www.cenovus.com.

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Carbon Disclosure Project

The Carbon Disclosure Project (CDP) is an international, not-for-profit organization providing the only global system for companies and cities to measure, disclose, manage and share vital environmental information.  CDP harnesses the power of market forces, including 655 institutional investors with assets of US$78 trillion, to collect information from companies on their greenhouse gas emissions and assessment of climate change and water risk and opportunity.  CDP now holds the largest collection globally of primary climate change and water data and puts these insights at the heart of strategic business, investment and policy decisions.  Please visit www.cdproject.net to find out more.

CENOVUS CONTACTS

Brett Harris

Senior Advisor, Media Relations

403-766-3420

Jessica Wilkinson

Advisor, Media Relations

403-766-8990